Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

November 1, 2007

Item 3

:

News Release

The news release was dated November 1, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

On October 31, 2007 the Company received a permit from the Ministry of Energy, Mines and Petroleum Resources of the Province of British Columbia pursuant to the Mines Act which permits the construction, operation and reclamation of the New Afton Mine.

Item 5:

Full Description of Material Change

The Company received the signed mine permit on October 31, 2007 from Mr. Douglas Sweeney, P.Geo., M.Sc., Chief Inspector of Mines, Ministry of Energy Mines and Petroleum Resources, Province of B.C.  This permit was issued under the Mines Act (B.C.) and approves the construction, operation and reclamation of the New Afton Mine.  The initial mine permit application was filed in January, 2007, and the approval granted only after an extensive review process administered through the multi-agency South-Central Mine Development Review Committee, which coordinated the permitting requirements of its member agencies.  Presentations were also made to the various communities in the Kamloops area.  Any additional permits which are required as project construction moves forward will be applied for as necessary.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President and Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated November 1, 2007.